MANAGEMENT DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2011

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of September 13, 2011 and relates to the financial condition and results of operations. Past performance may not be indicative of future performance. The MD&A should be read in conjunction with the audited consolidated financial statements and related notes for the year ended March 31, 2011 and the comparative year ended March 31, 2010.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), using a transition date of April 1, 2010 to accommodate comparative periods. As a result, the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2011 (“interim financial statements”) have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Prior to April 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Detailed reconciliations of comparative figures previously reported under Canadian GAAP to IFRS are provided in Note 18 to the interim financial statements. These differences have been identified with reference to IFRS effective as of the date of this MD&A. In the event that new or amended accounting standards or interpretations become effective prior to the Company’s first annual audited IFRS financial statements (December 31, 2011 year end), the differences currently identified between historic Canadian GAAP and IFRS may change. The Company plans to change the year end from March 31 to December 31, and will therefore file transitional consolidated financial statements for the nine months ended December 31, 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All results are presented in United States dollars (“US dollars” or “USD”), the Company’s functional currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Latin America. The Company owns and operates the San Francisco mine in the state of Sonora, Mexico. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property. The Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy, and San Fernando mineral concessions located in the State of Zacatecas, Mexico. The Company also entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. The Company has received title to the Santa Maria de Oro claim in Jalisco, Onesimo claims in Mazapil-Conception de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.  The Company’s common shares are listed on the Toronto Stock Exchange (TSX:TMM). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many risk factors affecting these risks are beyond the Company’s control.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The Company’s profitability and operating cash flow are impacted by the price of gold. During the first quarter ended June 30, 2011, the average London PM fix price of gold was $1,507.40 per ounce; a 26% increase over the average price of $1,194.40 per ounce in Q1 2011.

Q1 2012 HIGHLIGHTS

  Metal revenues in Q1 2012 were $27,024,636 compared to $13,883,127 in Q1 2011.

  Income from operations was $10,448,724 in Q1 2012, compared to income from operations in Q1 2011 of $3,781,417 representing a 176% increase over the prior year.

  Cash flow from operations during Q1 2012 increased to $6,025,776 compared to cash from operations of $4,975,742 in Q1 2011.

  The Company produced 16,676 ounces of gold during Q1 2012, and sold 17,965 ounces of gold, compared to gold produced and sold during Q1 2011 of 11,319 ounces. This represents a 59% increase in gold production over last year.

  The Company’s cash cost per ounce in Q1 2012 was $5501 per gold ounce, with a cash cost per gold ounce in Q1 2011 of $6911.

  In June 2011, the Company replaced and restructured the $15 million gold-linked debt facility (the “Gold Loan”) with a Canadian dollar (C$) C$18 million debt agreement. The new debt agreement does not contain any payments which are indexed to movements in gold prices and thus allows the Company to freely realize current gold prices. In addition the new facility does not carry a guaranteed minimum payment as outlined in the previous Gold Loan.

  In June 2011, the Company announced the appointment of Colin P. Sutherland, CA as Chief Financial Officer. Mr. Sutherland was previously President of Capital Gold Corp, President & CEO of Nayarit Gold Inc, and CFO of Aurico Gold Inc.

  In July 2011, the Company announced the closing of a brokered private placement of 25,205,090 special warrants exchangeable into common shares of the Corporation previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B, and Pacific Road Holdings NV at a price of C$2.51. On August 16, 2011, these 25,205,090 special warrants issued were exchanged for 25,205,090 common shares of the Company that were previously issued to Pacific Road.

____________
1 The Company has included a non-IFRS performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-IFRS Measures section in the MD&A

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011
  On August 3, 2011, the Company appointed Paula Rogers as a new director and chair of the audit committee.
OUTLOOK AND STRATEGY

The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives, including the following:

  Realizing expansion opportunities at the San Francisco Gold Project, including a planned expansion to 18,000 tonnes per day which was completed in July 2011;

  The continuation of the Company’s exploration program designed to convert resources to reserves, increase resources, and increase its production profile. The Company expects to publish an updated NI 43-101 resource calculation in the fall, 2011;

  Actively pursuing accretive transactions to create value for shareholders;

  Pursuing a U.S. listing on the American Stock Exchange; and

  The Company will be changing its annual financial reporting period to end on December 31, and will report results for the nine months ended December 31, 2011.

These growth initiatives are expected to be supported by internal cash flow generated from the operations at the San Francisco Gold Project, together with the new debt agreement with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and growing to become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

SUMMARIZED QUARTERLY FINANCIAL STATEMENTS AND OPERATING RESULTS

		Q1 2012		Q4 2011		Q3 2011		Q2 2011		Q1 2011		Q4 2010		Q3 2010		Q2 2010
Applicable accounting
standard		IFRS		IFRS		IFRS		IFRS		IFRS		CGAAP		CGAAP		CGAAP
Reporting currency		USD		USD		USD		USD		USD		C$		C$		C$
Gold ounces sold		17,965		15,730		20,031		15,682		11,319		5,321		1,773		-
Metal revenues		$27,024,636		$21,992,953		$27,642,118		$19,562,230		$13,883,127	$	Nil	$	Nil	$	Nil
Production costs		$9,883,006		$8,522,684		$8,831,925		$8,074,467		$7,828,540	$	Nil	$	Nil	$	Nil
Net income (loss)		$5,747,072		$3,048,291		$5,357,681		$(803,714)		$(1,011,768)		$(5,456,353)		$(1,793,238)		$(561,999)
Net income (loss) per share		$0.04		$0.03		$0.04		$(0.01)		$(0.01)		$(0.04)		$(0.02)		$(0.01)
Net income (loss) per share, diluted		$0.04		$0.03		$0.04		$(0.01)		$(0.01)		$(0.04)		$(0.02)		$(0.01)
Cash from (used in) operations		$6,025,776		$14,184,790		$15,273,994		$7,735,792		$4,975,742		$(13,082,573)		$(1,787,838)		$(599,084)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold ounce		$550		$527		$439		$515		$691	$	Nil	$	Nil	$	Nil
Average realized gold price		$1,504		$1,398		$1,380		$1,247		$1,227	$	Nil	$	Nil	$	Nil

Note: Information for Q4 2010 and prior is presented in accordance with Canadian GAAP and measured in C$ and was not required to be restated to IFRS.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

REVIEW OF QUARTERLY FINANCIAL RESULTS

During Q1 2012, the Company produced 16,676 gold ounces and 9,087 silver ounces. The Company sold 17,965 gold ounces, compared to sales of 11,319 gold ounces in Q1 2011. The significant increase in gold ounces sold over 2010 is a result of the gradual ramp up of operations at the San Francisco Gold Project. Total metal revenues from mining operations were $27,024,636 during Q1 2012, compared to $13,883,127 in Q1 2011. The Company realized an average gold price of $1,504 during Q1 2012, compared to $1,227 in Q1 2011. The increase in ounces sold combined with record quarterly gold prices realized attributed to the increase in metal revenues.

Income before income tax was $9,650,003 in Q1 2012 compared to a net loss of $1,040,757 in Q1 2011. The increase in income before income tax relates to the increase in gold production and the associated metal revenues, combined with lower interest costs and a gain on the embedded derivative during Q1 2012 compared to Q1 2011. During Q1 2012, the Company replaced a $15 million gold-linked debt facility with a C$18 million debt agreement. Production costs for Q1 2012 were $9,883,006 compared to $7,828,540 in Q1 2011. Non-IFRS cash costs per ounce decreased from $691 in Q1 2011 to $550 in Q1 2012, or a 20% decrease. Depletion and depreciation was $2,063,988 in Q1 2012 compared to $1,104,685 in Q1 2011, the increase was due to an increase in expenditures on mineral properties, plant and equipment at the San Francisco Gold Project and an increase in production.

Net income of $5,747,072 in Q1 2012 represented a $6,758,840 increase in net income compared to a net loss of $1,011,768 in Q1 2011. The increase was due to an increase in production over Q1 2011 and a reduction of interest costs and a loss on the embedded derivative related to the previously held Gold Loan.

Finance expense decreased to $986,631 in Q1 2012 compared to $4,641,632 in Q1 2011 due to the replacement of the $15 million Gold Loan to Sprott Asset Management with a C$18 million debt agreement with Sprott Resource Lending Partnership. During Q1 2012, the Company had a gain on the embedded derivative of $332,187, compared to a loss on the embedded derivative of $1,128,580 in Q1 2011. The replacement of the Gold Loan reduced the interest expense as a result of the restructuring of the interest payments. The Gold Loan was to be repaid in 12 monthly instalments commencing in September, 2010 with each payment equalling the US dollar cash equivalent of 1,667 ounces of gold. The replacement debt agreement provides for one lump sum payment in 13 months, with interest accruing and payable at 1% per month.

Cash costs per gold ounce were $5501 in Q1 2012, versus $691 in Q1 2011. The cash costs per gold ounce decreased during the quarter despite industry wide increases in the prices of consumables used in the mining operations. The Company expects life of mine cash costs to approximate $4891 per gold ounce over the life of the mine.

____________
1 The Company has included a non-IFRS performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-IFRS Measures section in the MD&A.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The Company recorded cash flow from operations of $6,025,776 during Q1 2012, an increase of $1,050,034 over Q1 2011. The Company recorded net earnings before income tax of $9,650,003 in Q1 2012 versus a loss of $1,040,757 in Q1 2011. The net earnings before income taxes were offset by increases in inventories and trade and other receivables. The increase in inventory is related to the additional stacking of ore occurring in the latter part of 2010 and into the first quarter of calendar 2011 as the Company continued its gradual ramp up of operations. The increase in trade and other receivables relates to IVA refunds due to the Company, and amounts receivable for the sale of doré bars.

SAN FRANCISCO GOLD PROJECT OPERATIONAL REVIEW

The San Francisco Gold Project, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The mine is comprised on an open pit operation, with crushing and heap leach processing facilities.

The Company’s first year of operations in 2010 was a successful transition from an advanced exploration and development company, to a junior producer. Since commissioning the mine, the Company continued to ramp production, with increases in the average tonnes of ore processed per day achieving record rates in Q1 2012 of 14,048 tonnes per day of ore. The Company maintained a consistent cash cost from Q4 2010, with an increase from $527 per gold ounce to $550 per gold ounce, due to inflationary pressures in labour, energy and other mine consumables.

	Q1 2012	Q1 2011
Ore (Dry tonnes)	1,684,230	905,296
Average Grade (g/t Au)	0.859	0.718
Waste Mined	4,239,138	4,077,568
Total Mined (tonnes)	5,887,368	4,982,864
Strip Ratio	3.64	4.5
Gold ounces Recoverable	16,676	14,145
Gold ounces Sold	17,965	11,319
Days	91	91
Average Ore Processed (t/d)	14,048	9,948
Total Mined (t/d)	65,774	54,757

The Company mined 5,887,368 tonnes from the open pit in the first quarter, an 18% improvement over the tonnes mined in Q1 2011. Tonnes of ore mined increased 86% from 905,296 tonnes of ore in the first quarter of 2011 to 1,684,230 tonnes of ore in the first quarter of 2012. The Company has increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 tonnes per day to 18,000 tonnes per day. The Company commissioned the expansion in July 2011 with successful testing through July and August, 2011. The Company will continue to review expansion opportunities.

The Company continued stripping activities in the main San Francisco open pit, with the strip ratio higher than the life of mine estimated strip ratio of 1.7. The Company expects the strip ratio to remain consistent with results in the first quarter of 2012. During Q1 2012, deferred stripping at the San Francisco Gold Project represented a capital investment of $2,606,215.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

SAN FRANCISCO GOLD PROJECT

The mineral resource and mineral reserve at the San Francisco gold mine (the “Mine”) were published in the following report: NI 43-101 F1 technical report on the preliminary feasibility study for the San Francisco Gold Project, Sonora, Mexico, prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. On November 30, 2010, a NI 43-101 F1 technical report updated resources and reserves and mine plan for the San Francisco gold mine Sonora, Mexico was prepared by William J. Lewis, B.Sc., P.Geo. Ing. Alan J. San Martin, MAusIMM Mani Verma, P.Eng. Christopher A. Jacobs, CEng,l MIMMM Richard M. Gowans, B.Sc. P.Eng. This new resource is illustrated in the table below:

Resource Classification	Tonnes (000 t)	Grade (g/t Au)	Gold
Measured Mineral Resource	19,089	0.797	489,000
Indicated Mineral Resource	23,442	0.658	495,000
Total Measured + Indicated	42,531	0.720	984,000
Inferred Mineral Resource	10,308	0.628	208,000

Mineral Resource Estimate for the San Francisco Gold Project (Inclusive of Mineral Reserves) (Cut-off Grade of 0.131 g/t gold, $1,100 gold price)

Mineral Reserves, which are part of the Mineral Resources, are estimated to be:

In Pit Reserves	Tonnes (000 t)	Grade (g/t Au)	Gold
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total Proven and Probable	34,932	0.695	780,000

Mineral Reserves within the San Francisco Pit Design (August 31, 2010) at $900/oz and after Mining Recovery and Dilution

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. As illustrated above, inferred resources are estimated to contain approximately 208,000 ounces of gold.

SAN FRANCISCO EXPLORATION OVERVIEW

The Company’s budget for the next phase of exploration for the San Francisco mine is the result of the successful 2009-2010 drilling program. Infill and exploration drilling will continue for the remainder of 2011 with an objective of expanding the mineral resources and reserves.

The Company currently has nine drill rigs at the San Francisco gold mine, and drilling at a rate of approximately 20,000 metres per month, with an objective of completing 100,000 metres from July, 2011 to December 2011. The exploration program is focused around the existing pit in a zone 2 kilometres E-W by 1 km N-S.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The drill program includes exploring below the currently planned pit bottom 240 metres, using reverse circulation drilling and core drilling for holes deeper than 250 metres in depth. The returned assays indicate the mineralization is extending in parallel mineral bodies up to 40 metres in width below the current planned pit bottom, and has shown mineralized zones at depths of 100 metres below the current planned pit bottom.

The current exploration below the planned pit bottom has returned high grade intercepts, and supports the preliminary theory from the Company’s geological team, that the mineralized system may extend to greater depths. This is consistent in “mesothermal” systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth. The Company returned high grade results from exploration along two structural systems located at N60W and N30W.

Results from deep core drilling underneath the planned pit bottom were very encouraging. The previously stated Hole TF-1280 intersected 4.57 metres of 11.932 gpt gold and 39.62 metres of 1.613 gpt gold. Hole TFD-90 intersected 4.50 metres of 2.219 gpt gold at a depth of 385 metres and Hole TFD-80 intersected 1.50 metres of 3.097 gpt gold at a depth of 421.50 metres. Directly underneath the planned pit bottom hole TF-1246 intersected 12.19 metres of 1.031 gpt gold and hole TF-1279 intersected several intervals including 4.57 metres of 1.036 gpt gold, 4.57 metres of 1.89 gpt gold and 6.09 metres of 2.48 gpt gold.

Highlights from selected drill holes from the drill program at the San Francisco gold mine open pit are as follows:

Drill Hole	Depth	Angle	Az	Section	Mineral Drill Intersections
Number	(m)			Line
					From	To	True Width	Au,
					(m)	(m)	(m)	g/t

TF- 1306	131.06	-90°	0	740 W	0.00	9.14	9.14	0.714
				and	56.39	67.06	10.67	0.718
				include	59.44	65.53	6.09	1.087
TF -1309	118.87	-70°	205	820 W	38.10	41.15	3.05	3.409
				include	38.10	39.62	1.52	6.275
				and	77.72	88.39	10.67	0.561
				include	80.77	82.30	1.52	2.616
				and	97.54	106.68	9.14	0.776
				include	103.63	105.16	1.52	3.005
				and	111.25	112.78	1.52	0.308
TF- 1310	51.81	-70°	205	420 W	45.72	51.82	6.10	0.627
TF- 1311	152.4	-70°	205	420 W	89.92	100.58	10.66	1.980
TF -1312	228.6	-70°	205	460 W	201.17	213.36	12.19	2.631
TF -1313	152.4	-70°	205	880 W	1.52	21.34	19.82	0.638

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

				and	80.77	85.34	4.57	2.375
TF- 1315	182.88	-70°	205	640 W	121.92	126.49	4.57	0.491
				and	131.06	161.54	30.48	0.600
TF- 1317	234.69	-90°	0	900 W	106.68	115.82	9.14	3.203
				Include	108.20	111.25	3.05	8.181
TF- 1318	252.96	-90°	0	560 W	100.58	114.30	13.72	3.311
				include	100.58	105.16	4.57	8.134
TF -1319	252.96	-90°	0	620 W	128.02	137.16	9.14	0.981
TF-1321	155.45	-90°	0	500 W	120.40	129.54	9.14	0.987
TF-1322	155.45	-90°	0	500 W	106.68	120.40	13.72	1.078
TF-1323	256.03	-90°	0	520 W	73.15	85.34	12.19	1.447
				and	91.44	105.16	13.72	1.309
				and	124.97	131.06	6.10	0.738
				and	146.30	158.50	12.19	0.432
				and	242.32	249.94	7.62	0.731
TF-1324	268.22	-90°	0	440 W	164.59	167.64	3.05	6.110
TF-1326	252.98	-70°	205	580 W	0.00	7.62	7.62	0.573
TF-1328	233.17	-70°	205	540 W	18.29	19.81	1.52	0.858
TF-1329	163.07	-70°	205	980 W	15.24	16.76	1.52	0.498
				and	70.10	71.63	1.52	0.727
				and	88.39	96.01	7.62	1.284
				include	88.39	94.49	6.10	1.572

The Company has also commenced a new exploration program on the La Chicharra open pit. The La Chicharra pit is located 2 kilometres west of the San Francisco open pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 oz of gold were extracted and processed during Geomaque’s last year of operations. The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 oz of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

The most significant results obtained along the projection of the La Chicharra mineral trend occurred in hole TFR-16 (see press release dated May 13, 2010), located 500 m to the south of the San Francisco mine and 1,200 to the southeast of the La Chicharra pit. This hole intercepted a mineral interval of 21 m averaging 1.11 g/t gold, which included a 3 m interval grading 5.28 g/t gold. Four reverse circulation holes were drilled surrounding hole TFR-16 (TF-500, 501, 502 and 503). The assay results have been interpreted preliminarily as confirmation of the south-eastern continuity of the La Chicharra mineral trend for a further 1,400 m from the existing La Chicharra open pit, or as belonging to a parallel mineral system to the San Francisco deposit.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Drilling at La Chicharra commenced in June, and 10,034 meters of reverse circulation drilling were completed. Drill results to date show similar grades and geological characteristics to initial results obtained from the San Francisco open pit in the late 1990’s. Results to date indicate the mineralized zone at La Chicharra extends down dip from the existing pit to a depth of 200 metres beneath the north wall, and 300 meters parallel from previously known gold mineralization. Ongoing drilling continues to the North West of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 metres.

Highlights from selected drill holes from the drill program at La Chicharra are as follows:

Drill Hole	Depth	Angle	Az	Section	Mineral Drill Intersections
Number	(m)			Line
					From	To	True Width	Au
					(m)	(m)	(m)	g/t
TF-1500	170.69	-70°	205°	2900 W	1.52	12.19	10.67	0.450
				and	32.00	38.10	6.10	0.850
TF-1501	152.40	-70°	205°	2860 W	18.29	22.86	4.57	0.560
				and	32.00	39.62	7.62	1.350
TF-1505	161.54	-70°	205°	2880 W	47.24	60.96	13.72	0.560
TF-1510	192.02	-70°	205°	2880 W	0.00	1.52	1.52	0.250
				and	15.24	24.38	9.14	0.720
				and	28.96	41.15	12.19	0.660
TF -1511	179.83	-70°	205°	2820W	70.10	83.82	13.72	1.680
TF-1512	155.45	-70°	205°	2780 W	12.19	13.72	1.53	0.586
				and	15.24	16.76	1.52	0.412
				and	62.48	68.58	6.10	1.090
				include	67.06	68.58	1.52	2.932
				and	77.72	89.92	12.20	0.450
TF-1515	185.93	-70°	205°	2740 W	12.19	16.76	4.57	0.480
				and	68.58	85.39	16.81	0.480
				and	94.49	124.97	30.48	0.770
TF-1517	185.93	-70°	205°	2720 W	48.77	51.82	3.05	0.410
				and	80.77	123.44	42.67	0.460
				and	146.30	156.97	10.67	1.331
TF-1520	185.93	-70°	205°	2680 W	0.00	1.52	1.52	0.507
				and	59.44	71.63	12.19	1.240
				and	109.73	141.73	32.00	0.790
TF -1537	161.54	-70°	205	2880 W	57.91	76.20	18.29	0.396
TF-1539	234.7	-70°	205	2760 W	12.19	15.24	3.05	0.788
				and	99.06	126.49	27.43	0.781
				includes	106.68	111.25	4.57	1.498
				includes	120.40	123.44	3.05	1.475
				and	131.06	134.11	3.05	0.961
TF- 1541	222.5	-70°	205	2580 W	185.93	214.88	28.96	0.909
TF-1545	222.5	-70°	205	2740 W	10.67	12.19	1.52	0.549
				and	64.01	118.87	54.86	0.529
TF-1547	222.5	-70°	205	2840 W	3.05	12.19	9.14	1.139
				and	102.11	120.40	18.29	0.932
TF-1549	210.31	-70°	205	2820 W	96.01	97.54	1.52	0.375
				and	144.78	146.30	1.52	0.233
TF-1554	158.5	-70°	205	2860 W	115.82	117.35	1.52	1.015
TF-1560	185.93	-70°	205	2700 W	82.30	134.11	51.82	0.528
TF-1561	210.31	-70°	205	2700 W	0.00	3.05	3.05	0.628

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

				include	0.00	1.52	1.52	1.110
				and	32.00	44.20	12.19	0.949
TF-1562	207.26	-70°	205	2640 W	27.43	28.96	1.52	0.330
				and	115.82	184.40	68.58	0.567
				includes	153.92	170.69	16.76	1.279
TF-1564	207.26	-70°	205	2660 W	70.10	73.15	3.05	0.208
				and	112.78	149.35	36.58	0.816
TF-1570	204.22	-70°	205	2700 W	47.24	51.82	4.57	1.086
				include	47.24	50.29	3.05	1.380
				and	65.53	71.63	6.10	0.226
				and	82.30	131.06	48.77	0.469
TF-1574	204.22	-70°	205	2720 W	67.06	80.77	13.72	0.995
				and	152.40	163.07	10.67	1.287
				include	152.40	160.02	7.62	1.726

CONSOLIDATED EXPENSES

	Q1 2012	Q1 2011
Corporate and administrative	$4,628,918	$1,168,485
Depletion and depreciation	$2,063,988	$1,104,685

Corporate and administrative costs include expenses related to the overall management of the Company which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. Corporate and administrative costs increased over prior years, with increases associated with audit, legal and consulting work related to the general growth of the Company and the attempted acquisition of Capital Gold Corp., along with investor relations and travel costs. Included in corporate and administrative costs are share-based payments due to the calculation of the total fair value of share options recognized during Q1 2012. During the quarter, the Company issued 3,800,000 share options to directors, officers, employees and consultants of the Company. There were no share option grants during Q1 2011.

Depletion and depreciation costs increased in Q1 2012 compared to Q1 2011 as a result of increased production and continued investment in the mineral properties through drilling since the commencement of 2011. Costs are amortized on a units of production basis, and increases in gold production increase the depletion and depreciation calculation.

CONSOLIDATED OTHER INCOME (EXPENSE)

	Q1 2012	Q1 2011
Other (expense) income, net	$(1,694)	$5,827
Finance expense	$(986,631)	$(4,641,632)
Gain (loss) on embedded derivative	$322,187	$(1,128,580)
Foreign exchange (loss) gain	$(132,583)	$942,211

Finance expense decreased significantly during Q1 2012 to $986,631 compared to $4,641,632 in Q1 2011. The Company replaced and restructured the $15 million Gold Loan with Sprott Asset Management with a C$18 million debt agreement with Sprott Resource Lending Partnership.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Previously, each payment related to the Gold Loan was the equivalent of 1,667 ounces of gold (a total of 20,004 gold ounces), with a guarantee of a minimum rate of return of 15% to the note holder.

The gain on the embedded derivative in Q1 2012 was $322,187 compared to a loss of $1,128,580 in Q1 2011. The gain on the embedded derivative reflects the restructuring of the debt facility, and the elimination of the requirement to repay the loan based on the equivalent of 1,667 ounces of gold per month.

Foreign exchange losses of $132,583 were incurred in Q1 2012 compared to a gain of $942,211 in Q1 2011. The foreign exchange gains and losses result from valuation differences in amounts transferred and repaid between the Company and its subsidiaries. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations in the Mexican peso.

INCOME TAX EXPENSE

During the quarter ended June 30, 2011, the Company recognized a current income tax expense of $2,147,761, versus an income tax recovery of $28,989 in the Q1 2011. The year over year difference relates to income tax at the Mexican subsidiary level where loss carry forwards have been fully utilized in 2010. The Company’s operations in Mexico have realized income, and are now subject to tax.

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

In Q1 2012, future income taxes of $1,755,170 were incurred as a result of increased temporary differences on mineral properties from increased resource property book values offset by utilization of loss carry forwards with taxable income compared to $Nil in Q1 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

FINANCIAL CONDITION

	At	At	Analysis
	June 30, 2011	March 31, 2011
Current Assets	$38,092,659	$26,506,621	Current assets increased in Q1 2012 primarily due to higher inventory balances on the heap leach pad due to a ramp up of ore tonnes placed through the last quarter of 2010 and into 2011.
Mineral properties, plant and equipment	$93,435,372	$87,203,035	Long-term assets increased in Q1 2012 primarily due to continued development and drilling investment in the resource properties.
Total assets	$131,528,031	$113,709,656
Total current liabilities	$15,579,227	$26,824,490	Total current liabilities decreased during Q1 2012 as a result of the replaced debt facility classified as long-term, offset by increases in accounts payable.
Total liabilities less current liabilities	$38,286,346	$18,737,524	Total long-term liabilities increased due to the long-term debt being classified as long-term resulting from the replacement debt agreement with Sprott Resource Lending Partnership.
Total liabilities	$53,865,573	$45,562,014
Equity	$77,662,458	$68,147,642	Equity increased due to an increase in net income, and the exercise of share options during the period.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the price of gold. The prices of gold can directly impact the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors such as the strength of the US dollar, supply and demand, interest and inflation rates and geopolitical risks, all of which are beyond the Company’s control. During the quarter ended June 30, 2011, the price of gold averaged USD$1,504 per ounce, with daily London PM fix prices between $1,418 and $1,552 per ounce.

At the Company’s San Francisco gold mine, a significant portion of the operating and capital expenditures are denominated in Mexican pesos and the US dollar, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the quarter, the Mexican peso averaged 11.7095 Mexican pesos to 1 USD dollar, and $0.9677 US dollars for 1 Canadian dollar. The Company does not manage foreign currency exposure through the use of forward contracts.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

LIQUIDITY AND CASH FLOW

The Company’s balance of cash and restricted cash at June 30, 2011 was $9,738,040, an increase of $2,332,211 from the balance at March 31, 2011 of $7,405,829. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs, exploration expenditures, currencies and foreign currency fluctuations.

	Q1 2012	Q1 2011
Cash flow provided by operating activities	$6,025,776	$4,975,742
Cash flow used in investing activities	$9,258,366	$7,364,211
Cash flow provided by financing activities	$5,767,379	$5,025,727
Effects of exchange rate changes on the balance of cash held in foreign currencies	$(202,578)	$(254,453)
Increase in cash	$2,332,211	$2,382,805
Cash and restricted cash, beginning of quarter	$7,405,829	$2,674,764

Cash and restricted cash, end of quarter	$9,738,040	$5,057,569

Operating activities contributed $6,025,776 to cash flow during Q1 2012 compared to Q1 2011, when cash from operating activities was $4,975,742. This improvement was primarily due to the increase in net income before income taxes of $9,650,003 compared to a net loss before taxes of $1,040,757 in Q1 2011, offset by an increase in inventory, trade and other receivables and prepaids of $3,992,575 and $2,139,148 and $2,160,064 respectively.

Investing activities for the quarter ended June 30, 2011 used cash of $8,296,326 as a result of expenditures on mineral properties, plant and equipment compared to $7,364,211 at June 30, 2010. Also, $962,040 was paid in advance for a new crusher during Q1 2012. Current year capital expenditures were higher than previous years due to an increase in capitalized stripping costs at the San Francisco Gold Project, and increased exploration expenditures.

Financing activities for the quarter ended June 30, 2011 was a contribution of $5,767,379 compared to a contribution of $5,025,727 for the quarter ended June 30, 2010. The Company replaced and refinanced the Gold Loan by repaying $12,558,895 to Sprott Asset Management and receiving proceeds of $18,168,550 under the new debt facility with Sprott Resource Partnership Lending. During Q1 2012, the Company received proceeds from the exercise of share options of $157,724 compared to proceeds of $5,025,727 in Q1 2011.

On July 5, 2011, the restricted cash of $1,767,179 (see Note 7 to the interim financial statements) was released to the Company.

DEBT AGREEMENT

In June 2011, the Company restructured and replaced its prior gold-linked notes with Sprott Asset Management LP with a C$18 million debt agreement with Sprott Resource Lending Partnership.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The new debt agreement allowed the Company to repay the existing requirement to deliver 8,335 ounces of gold and provided a further C$5.6 million in working capital. The new debt agreement provides for a lump sum payment of principal on maturity in 13 months, with interest paid at the rate of 1% per month.

Under the previous credit facility, the Company issued $15 million in principal amount of gold-linked notes to Sprott Asset Management LP. Included with the notes was an aggregate of three million share purchase warrants allowing the holder to acquire common shares of the Company at a price of C$0.80 for up to 24 months. The share purchase warrants were valued at $1,732,278. As part of the renegotiation, the last payment under the Gold Loan was March, 2011.

The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan with Sprott Asset Management LP contained a derivative which is embedded in the US dollar denominated debt instrument (the “Embedded Derivative”). This derivative is the equivalent of a series of 12 US dollar gold forward contracts maturing on each of the principal dates. As a result, the value of the loan is revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates. The replacement facility with Sprott Resource Lending Partnership LP does not include an embedded derivative as a result of the repayment terms not requiring a calculation associated with gold price.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash and restricted cash on hand at June 30, 2011 of $9,738,040.

During 2011, the Company reinvested funds generated from operations into the continued development, and exploration at the San Francisco Gold Project.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Cash flow provided by operating activities (used in) will vary depending on the prices of gold, fluctuations in the Mexican peso and US dollar, total production and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco Gold Project.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2011 is summarized as follows:

		LESS THAN	1-3	4-5	GREATER
	TOTAL	1 YEAR	YEARS	YEARS	THAN 5 YEARS
Trade and other payables	$10,624,683	$10,624,683	$-	$-	$-
Vendor loan	$1,725,000	$1,725,000	$-	$-	$-
Long term debt	$21,062,259	$2,435,306	$18,626,953	$-	$-
Other long-term liabilities	$1,044,000	$-	$1,044,000	$-	$-
Provision for site reclamation and closure	$1,381,379	$-	$-	$-	$1,381,379

OUTSTANDING SHARE DATA

Authorized:

unlimited number of common shares without par value

unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

	At	At
	June 30, 2011	March 31, 2011
Common shares issued	137,466,127	136,964,194

The total number of outstanding common shares at September 13, 2011 is 138,266,177.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

TRANSACTIONS WITH RELATED PARTIES

During the three months ended June 30, 2011 and 2010, the Company entered into the following transactions with related parties:

a)	The Company incurred $180,879 (2010 - $87,270) of geological and consulting fees to directors and officers. As of June 30, 2011, $7,688 (2010 – $2,880) was due to these directors and officers.

b)

Until March 31, 2011, the Company incurred rent and administrative expenses on behalf of a company that formerly had directors in common. As of March 31, 2011, the company was no longer a related party. As of June 30, 2011, $76,650 (2010 - $74,678) is due from this company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

a)	On July 5, 2011, the restricted cash (Note 7 of the interim financial statements) was released to the Company.

b)

On July 21, 2011, the Company closed a brokered private placement of 25,205,090 special warrants exchangeable into common shares of the Company that were previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (collectively “Pacific Road”). The price per special warrant was C$2.51. On August 16, 2011, the 25,205,090 special warrants were exchanged for 25,205,090 common shares of the Company that were previously issued to Pacific Road.

c)	On August 3, 2011, the Company appointed Paula Rogers to the Board of Directors and as chair of the audit committee.

NON-IFRS MEASURES

Total cash cost per ounce calculation

Total cash costs per ounce is a non-IFRS performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by IFRS, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion and depreciation, by applicable ounces sold. For further details on the calculation of production costs, refer to Note 5 of the interim financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The following provides a reconciliation of total cash costs per ounce to the financial statements:

	Q1 2012	Q1 2011
Production costs	$9,883,006	$7,828,540
Divided by gold ounces sold	17,965	11,319
Total cash cost per gold ounce	$550	$691

RISK FACTORS

Financial capability and additional financing

The Company currently has limited financial resources, limited operating income and no assurance that adequate funding will be available to further its exploration and development of its projects. The Company anticipates that from the profitable operation of the Mine, sufficient cash will be generated to fund the activities of the Company in the normal course. Although the Company has been successful in the past in financing its activities through the operations of the Mine and the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on its properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company, especially the Mine.

Fluctuating mineral prices

The Company’s revenues are expected to be, in large part, derived from the sale of gold, and possibly other by-product or co-product metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures, as well as advances in various production technologies. All of these factors will impact the viability of the Company’s exploration projects in a manner that is impossible to predict with certainty.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Limited operating history

The Company was incorporated on March 17, 2005 and completed its IPO in July 2006. Consequently the Company has limited operating history.

No history of earnings

This is the Company’s second year of commercial operations. Previously, the Company had suffered losses since its inception,

No history of  dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Political and regulatory framework in Mexico

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. The Company’s activities relating to the Mine are subject to, among other things, Mexican mining law; regulations promulgated by SEMARNAP, Mexico's environmental protection agency; DCM, the Mexican Department of Economy – Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain the required financing for its projects.

Operating in Mexico

The Company’s properties are in Mexico, which is a developing country, and consequently it may be difficult for the Company to obtain the necessary financing for its planned exploration or development activities in Mexico. The Company also plans to hire some of its employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local Mexican law. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Exploration, mine development and production

Resource exploration, mine development and the production of metals is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The production and marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, the recovery of metals from ore, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of some or all of which may result in the Company not receiving an adequate return on investment capital.

Most of the Company’s properties are in the exploration and development stages and only the Mine has mineralization considered a probable mineral reserve pursuant to Canadian Institute of Mining (“CIM”) definitions. Production has commenced at the Mine, however, the Company’s other properties would only be developed if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company's future mineral exploration and development activities will result in any additional discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

There is no assurance that the regulatory authorities, including the TSX (the “Exchange”) will approve the acquisitions of any additional properties by the Company, whether by way of option or otherwise.

Uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Environmental and safety regulations and risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and construction firms from which the Company will, in the first instance, seek indemnities. In addition, the Company intends to minimize these risks by taking steps to ensure compliance with environmental, health and safety laws and regulations, and operating to international environmental standards. There is also a risk that the environmental laws and regulations in Mexico become more onerous, making the Company’s operations in that country more expensive.

Mining titles

The ability of the Company to carry out successful mining activities will depend on a number of factors, one of the most critical factors being its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, the relevant mining legislation. No guarantee can be given that these tenures will be granted to the Company, or if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

The Company is satisfied, based on its due diligence that its rights to the properties are valid and exist. There can be no assurance, however, that the Company’s rights will not be challenged by third parties claiming an interest in the properties.

Mineral reserves and resources estimates

The mineral reserves and resources estimates in this MD&A and disclosed by the Company in general are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized. The Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources disclosed by the Company should not be interpreted as assurances of mine life ore or the profitability of future operations.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Production estimates

The Company prepares estimates of mine production for the Mine. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Mine development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Competitive conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees, or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Management

The success of the Company is currently largely dependent on the performance of its management and staff. The loss of the services of these critical persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its management and staff or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects.

Dilution

There are a number of outstanding share options and share purchase warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such share options and share purchase warrants may result in dilution to the Company’s shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Price volatility of publicly traded securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

Political conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, terrorism, expropriation by governments, or the imposition of new regulations or tax laws may prevent or restrict mining of some or all of any deposits which the Company may find. All of the Company’s property interests are located in Mexico and if a dispute arises regarding the Company’s property interests, the Company cannot rely on Canadian legal standards in defending or advancing its interests.

Foreign currency exchange

Currency exchange rate fluctuations may adversely affect the Company’s financial position and results. The Company does not currently have in place a formal policy for managing or controlling foreign currency risks.

Conflicts of interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1.

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2.	no commissions or other extraordinary consideration will be paid to such directors and officers; and

3.

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended March 31, 2012, and have not been applied in preparing these interim financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

i.	Fair value measurement

On May 12, 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

ii.	Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognise all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2011 at which time the impact on the Company will be evaluated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use IFRS. The Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective April 1, 2011. The Company’s transition date is April 1, 2010 and the Company has prepared its opening IFRS statement of financial position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 18 to the interim financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

			As at April 1, 2010

		Canadian GAAP	Translated to US
	Note	C$	dollar	IFRS adjustment	IFRS

ASSETS
Current
Cash		$2,694,825	$2,674,764	$-	$2,674,764
Accounts receivable		6,319,583	6,272,539	-	6,272,539
Inventories		6,420,154	6,372,361	-	6,372,361
Prepaid expenses		655,704	650,823	-	650,823
Due from related party		92,656	91,966	-	91,966
Total current assets		16,182,922	16,062,453	-	16,062,453

Equipment	f)	24,397,467	24,215,848	(24,215,848)	-
Resource properties	f)	41,698,893	41,388,479	(41,388,479)	-
Mineral properties, plant and equipment	e), f)	-	-	65,914,550	65,914,550
Total assets		$82,279,282	$81,666,780	$310,223	$81,977,003

LIABILITIES
Current
Accounts payable and accrued liabilities		$4,403,822	$4,371,038	$-	$4,371,038
Vendor loan		1,758,120	1,725,000	-	1,725,000
Current portion of long-term debt		8,045,163	7,985,273	-	7,985,273
Total current liabilities		14,207,105	14,081,311	-	14,081,311

Deferred tax liability	g)	3,967,061	3,937,530	25,984	3,963,514
Long-term debt	c)	8,088,563	8,028,350	(553,275)	7,475,075
Other long-term liabilities		1,035,590	1,027,881	-	1,027,881
Provision for site reclamation and closure	e)	929,382	922,464	310,223	1,232,687
Total liabilities		28,227,701	27,997,536	(217,068)	27,780,468

EQUITY
Share capital		52,271,066	47,117,184	-	47,117,184
Convertible preference shares		13,586,780	13,665,620	-	13,665,620
Warrants	b), c)	2,876,305	2,574,174	-	2,574,174
Share-based payment reserve	d)	3,773,765	3,539,538	545,651	4,085,189
Foreign currency translation reserve	a)	-	3,817,495	(3,817,495)	-
Deficit	a), b), c), d), g)	(18,456,335)	(17,044,767)	3,799,135	(13,245,632)
		54,051,581	53,669,244	527,291	54,196,535
Total liabilities and equity		$82,279,282	$81,666,780	$310,223	$81,977,003

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

			As at June 30, 2010

		Canadian GAAP	Translated to US
	Note	C$ (Restated)	dollar	IFRS adjustment	IFRS

ASSETS
Current
Cash		$5,364,079	$5,057,569	$-	$5,057,569
Accounts receivable		7,448,183	7,022,565	-	7,022,565
Inventories	a)	6,450,793	6,082,211	356,394	6,438,605
Prepaid expenses	a)	527,730	497,577	25,901	523,478
Due from related party		79,200	74,675	-	74,675
Total current assets		19,869,985	18,734,597	382,295	19,116,892

Equipment	f)	25,267,355	23,823,642	(23,823,642)	-
Resource properties	f)	47,628,313	44,906,952	(44,906,952)	-
Mineral properties, plant and equipment	e), f)	-	-	72,529,641	72,529,641
Total assets		$92,765,653	$87,465,191	$4,181,342	$91,646,533

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,362,420	$5,055,994	$-	$5,055,994
Vendor loan		1,808,490	1,725,000	-	1,725,000
Current portion of long-term debt		15,414,046	14,533,326	-	14,533,326
Current portion of derivatives	b)	-	-	2,146,841	2,146,841
Total current liabilities		22,584,956	21,314,320	2,146,841	23,461,161

Deferred tax liability	g)	3,906,612	3,683,397	97,378	3,780,775
Long-term debt	c)	5,285,469	4,983,471	(455,053)	4,528,418
Other long-term liabilities		1,082,605	1,020,747	-	1,020,747
Provision for site reclamation and closure	e)	972,210	916,661	333,194	1,249,855
Total liabilities		33,831,852	31,918,596	2,122,360	34,040,956

EQUITY
Share capital		58,705,648	53,203,141	5,049,360	58,252,501
Convertible preference shares		13,586,780	13,665,620	-	13,665,620
Warrants	b), c)	1,745,449	1,649,612	(1,649,612)	-
Share-based payment reserve	d)	4,180,910	3,941,977	420,888	4,362,865
Foreign currency translation reserve	a)	-	902,771	(902,771)	-
Deficit	a), b), c), d), g)	(19,284,986)	(17,816,526)	(858,883)	(18,675,409)
		58,933,801	55,546,595	2,058,982	57,605,577
Total liabilities and equity		$92,765,653	$87,465,191	$4,181,342	$91,646,533

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

			As at March 31, 2011

		Canadian GAAP	Translated to US
	Note	C$	dollar	IFRS adjustment	IFRS

ASSETS
Current
Cash		$5,480,840	$5,639,859	$-	$5,639,859
Restricted cash		1,716,170	1,765,970	-	1,765,970
Accounts receivable		4,066,285	4,184,271	-	4,184,271
Inventories	a)	14,306,562	14,721,714	(399,939)	14,321,775
Prepaid expenses	a)	609,843	627,540	(32,794)	594,746
Due from related party		-	-	-	-
Total current assets		26,179,700	26,939,354	(432,733)	26,506,621

Equipment	f)	27,293,120	28,085,120	(28,085,120)	-
Resource properties	f)	60,202,020	61,948,981	(61,948,981)	-
Mineral properties, plant and equipment	e), f)	-	-	87,203,035	87,203,035
Total assets		$113,674,840	$116,973,455	$(3,263,799)	$113,709,656

LIABILITIES
Current
Accounts payable and accrued liabilities		$9,241,156	$9,509,290	$-	$9,509,290
Vendor loan		1,672,560	1,725,000	-	1,725,000
Current portion of derivative liability	b)	-	-	3,551,731	3,551,731
Total current liabilities		10,913,716	11,234,290	3,551,731	14,786,021

Deferred tax liability	g)	15,065,549	15,502,726	546,215	16,048,941
Long-term debt	c)	11,840,168	12,183,749	(145,280)	12,038,469
Other long-term liabilities		1,050,942	1,081,438	-	1,081,438
Provision for site reclamation and closure	e)	1,258,233	1,294,745	312,400	1,607,145
Total liabilities		40,128,608	41,296,948	4,265,066	45,562,014

EQUITY
Share capital		75,158,311	69,571,173	5,643,551	75,214,724
Warrants	b), c)	1,163,625	1,099,729	(1,099,729)	-
Share-based payment reserve	d)	4,216,577	4,022,392	(16,323)	4,006,069
Foreign currency translation reserve	a)	-	6,686,169	(6,686,169)	-
Deficit	a), b), c), d), g)	(6,992,281)	(5,702,956)	(5,370,195)	(11,073,151)
		73,546,232	75,676,507	(7,528,865)	68,147,642
Total liabilities and equity		$113,674,840	$116,973,455	$(3,263,799)	$113,709,656

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

		For the three months ending June 30, 2010
		Canadian GAAP	Translated to
	Note	C$ (Restated)	US dollar	IFRS adjustment	IFRS

Metal revenues		$14,332,597	$13,883,127	$-	$13,883,127

Expenses
Cost of sales		8,078,967	7,828,540	-	7,828,540
Depletion and depreciation		1,136,827	1,104,685	-	1,104,685
Asset write-down		2,652	2,624	-	2,624
Corporate and administrative		773,524	752,517	-	752,517
Accretion of provision for site reclamation and closure	f)	30,741	29,912	(29,912)	-
Share-based payments	d)	553,013	538,107	(124,763)	413,344
Income from operations		3,756,873	3,626,742	154,675	3,781,417

Other income (expense)
Other income		6,060	5,827	-	5,827
Finance expense	c), e), f)	(4,702,017)	(4,511,784)	(129,848)	(4,641,632)
Loss on derivative liability	b)	-	-	(1,128,580)	(1,128,580)
Foreign exchange gain	e)	7,269	7,073	935,138	942,211
Loss before income tax		(931,815)	(872,142)	(168,615)	(1,040,757)

Income tax recovery
Deferred income tax recovery	g)	103,164	100,383	(71,394)	28,989
Net loss		(828,651)	(771,759)	(240,009)	(1,011,768)

Other comprehensive income
Exchange differences on translating foreign operations, net of tax	a)	-	(2,914,724)	2,914,724	-
Total comprehensive loss		$(828,651)	$(3,686,483)	$2,674,715	$(1,011,768)

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

			For the year ending March 31, 2011
		Canadian GAAP	Translated to
	Note	C$ (Restated)	US dollar	IFRS adjustment	IFRS

Metal revenues		$84,351,172	$83,080,428	$-	$83,080,428

Expenses
Cost of sales		33,821,693	33,257,616	-	33,257,616
Depletion and depreciation		7,063,281	6,935,347	-	6,935,347
Asset write-down		1,338,978	1,358,336	-	1,358,336
Corporate and administrative		5,730,363	5,714,790	-	5,714,790
Share-based payments	d)	1,290,473	1,249,902	(561,974)	687,928
Income from operations		35,106,384	34,564,437	561,974	35,126,411

Other income (expense)
Other income		20,036	19,498	-	19,498
Finance expense	c), e), f)	(12,604,760)	(12,362,246)	(448,184)	(12,810,430)
Loss on derivative liability	b)	-	-	(3,677,544)	(3,677,544)
Foreign exchange gain (loss)	e)	611,968	620,846	(667,336)	(46,490)
Income before income tax		23,133,628	22,842,535	(4,231,090)	18,611,445

Income tax expense
Current income tax		659,047	678,777	-	678,777
Deferred income tax	g)	11,010,527	10,821,947	520,231	11,342,178
Net earnings		11,464,054	11,341,811	(4,751,321)	6,590,490

Other comprehensive income
Exchange differences on translating foreign operations, net of tax	a)	-	2,868,674	(2,868,674)	-
Total comprehensive income		$11,464,054	$14,210,485	$(7,619,995)	$6,590,490

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

		For the three months ending June 30, 2010
		Canadian GAAP	Translated to
	Note	C$ (Restated)	US dollar	IFRS adjustment	IFRS

OPERATING ACTIVITIES
Loss before tax		$(931,815)	$(872,142)	$(168,615)	$(1,040,757)
Items not affecting cash:
Accretion of reclamation liabilty	e)	30,741	29,912	22,971	52,883
Depletion and depreciation		1,136,827	1,104,685	-	1,104,685
Accrued interest on long-term debt		2,037,015	1,982,111	-	1,982,111
Accretion of transaction costs	c)	-	-	98,222	98,222
Loss on embedded derivative		2,599,745	2,529,673	-	2,529,673
Loss on derivative liability	b)	-	-	1,128,580	1,128,580
Share-based payment	d)	553,013	538,107	(124,763)	413,344
Foreign exchange gain	a)	46,339	45,090	(956,395)	(911,305)
Asset write downs		2,652	2,581	-	2,581

Changes in non-cash working capital items:
Accounts receivable		(1,126,239)	(1,095,883)	-	(1,095,883)
Inventories		(30,639)	(29,813)	-	(29,813)
Prepaid expenses		(185,603)	(180,600)	-	(180,600)
Accounts payable and accrued liabilities		934,105	908,928	-	908,928
Due from related parties		13,456	13,093	-	13,093

Cash flows provided by operating activities		5,079,597	4,975,742	-	4,975,742

INVESTING ACTIVITIES
Purchase of plant and equipment		(1,335,037)	(1,299,053)	-	(1,299,053)
Expenditures on mineral properties		(6,233,163)	(6,065,158)	-	(6,065,158)

Cash flows used in investing activities		(7,568,200)	(7,364,211)	-	(7,364,211)

FINANCING ACTIVITIES
Shares issued for cash		5,157,857	5,025,727	-	5,025,727

Cash flows provided by financing activities		5,157,857	5,025,727	-	5,025,727

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	(254,453)		(254,453)
Increase in cash during the period		2,669,254	2,382,805	-	2,382,805
Cash, beginning of period		2,694,825	2,674,764		2,674,764
Cash, end of period		5,364,079	5,057,569	-	5,057,569

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

			For the year ending March 31, 2011

		Canadian GAAP	Translated to
	Note	C$	US dollar	IFRS adjustment	IFRS
OPERATING ACTIVITIES
Loss before tax		23,133,628	22,842,535	(4,231,090)	18,611,445
Items not affecting cash:
Depletion and depreciation		7,063,281	6,935,347	-	6,935,347
Accrued interest on long-term debt		12,542,177	12,335,356	-	12,335,356
Accretion of reclamation liabilty	e)	-	-	(17,856)	(17,856)
Accretion of transaction costs	c)	-	-	407,995	407,995
Loss on derivative liability	b)	-	-	3,677,544	3,677,544
Share-based payment	d)	1,290,473	1,269,193	(561,974)	707,219
Foreign exchange gain	a)	(560,239)	(551,001)	725,381	174,380
Asset write downs		1,338,978	1,316,898	-	1,316,898

Changes in non-cash working capital items:
Accounts receivable		2,355,464	2,316,622	-	2,316,622
Inventories		(7,886,408)	(7,756,361)	-	(7,756,361)
Prepaid expenses		42,732	42,027	-	42,027
Accounts payable and accrued liabilities		4,060,330	3,993,375	-	3,993,375

Cash flows provided by operating activities		43,380,416	42,743,992	-	42,743,992

INVESTING ACTIVITIES
Purchase of plant and equipment		(5,654,859)	(5,561,610)	-	(5,561,610)
Restricted cash		(1,716,170)	(1,765,970)	-	(1,765,970)
Expenditures on mineral properties		(24,018,855)	(23,622,784)	-	(23,622,784)
Other		(6,240)	(6,137)	-	(6,137)

Cash flows used in investing activities		(31,396,124)	(30,956,501)	-	(30,956,501)

FINANCING ACTIVITIES
Shares issued for cash		6,677,222	6,547,394	-	6,547,394
Repayment of long-term debt		(15,875,499)	(15,613,712)	-	(15,613,712)

Cash flows provided by financing activities		(9,198,277)	(9,066,318)	-	(9,066,318)

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	243,922	-	243,922
Increase in cash during the period		2,786,015	2,965,095	-	2,965,095
Cash, beginning of period		2,694,825	2,674,764	-	2,674,764
Cash, end of period		5,480,840	5,639,859	-	5,639,859

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

a)	Foreign currency translation

In connection with the adoption of IFRS, the Company assessed the functional currencies of each of its subsidiaries. The Company determined that under IFRS, the functional currency of each of its subsidiaries changed from Canadian dollars to US dollars effective April 1, 2010. The effect of this change resulted in changes to the measurement of non-monetary assets and liabilities for the periods subsequent to April 1, 2010. In addition the amount of foreign currency gain and loss relates to revaluation of non-US dollar monetary balances while prior to the change in functional currency, the foreign exchange gain/loss related to revaluation of non-Canadian dollar balances.

For the purpose of presenting consolidated financial statements the Company has switched reporting currencies from the Canadian dollar to the US dollar. The effect of making these changes resulted in the recognition of an accumulated foreign currency translation reserve within equity. The Company has elected to apply the IFRS 1 exemption and has deemed all cumulative translation differences to be zero and reallocated the balance to deficit at transition date.

b)	Classification and measurement of share purchase warrants

At April 1, 2010, 11,352,780 share purchase warrants were outstanding and exercisable at a weighted average exercise price of C$0.65. As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability as the Company will receive a variable amount of cash when the warrants are exercised. Accordingly, the warrants have been reclassified as a derivative liability at the transition date and have been measured at fair value at the end of each reporting period with changes in fair value included in profit or loss. Under Canadian GAAP, these warrants were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized. This change in classification resulted in a $7.0 million decrease to equity and increase in liabilities at the date of transition and a $3.7 million pre-tax decrease in net income for the year ending March 31, 2011 in relation to the re-measurement of these warrants at fair value.

c)	Recognition and amortization of transaction costs

Under Canadian GAAP, the Company previously expensed all transaction costs related to the issuance of debt classified as other financial liabilities and measured at amortized cost. IFRS requires that such costs be accounted for as an adjustment to the recorded amount of the financial instrument at the time of initial recognition and amortised over the term of the instrument using the effective interest rate method. This difference resulted in a $0.6 million increase in equity and a corresponding decrease in long-term debt at the transition date. The impact of amortizing these costs resulted in $0.4 million of additional finance expense for the year ending March 31, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

d)	Share-based payment

Certain previously issued share options had not yet fully vested at the transition date. Consequently these equity instruments do not fall within the scope of the IFRS 1 exemption pertaining to share- based payments and must be re-measured in accordance with IFRS 2 on a retrospective basis. This resulted in a $0.5 million increase in share-based payment reserve and a corresponding increase in opening accumulated deficit at the transition date to apply graded vesting methodology and to include an estimate of expected forfeitures in the measurement of the fair value of these share options at the date of original grant. The impact of applying IFRS 2 throughout the 2010/2011 financial year was a $0.6 million reduction in share-based payment reserve and a corresponding decrease in share-based payment expense.

e)	Measurement of provision for site reclamation and closure

Under IAS 37, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. After first applying the optional IFRS 1 exemption pertaining to decommissioning liabilities, the provision for site reclamation and closure and mineral properties, plant and equipment increased by $0.3 million at the transition date. These measurement differences resulted in a $0.1 million increase in expense and a corresponding increase in the provision during the 2010/2011 financial year.

f)	Presentation of financial statements

Certain differences exist between IFRS and Canadian GAAP with respect to how items are presented in the consolidated financial statements. A decision was made to combine equipment and resource properties as a single financial statement line item called mineral properties, plant and equipment resulting in a $65.9 million reclassification within long-term assets at the transition date and an $87.2 million reclassification at March 31, 2011. In accordance with IAS 37, accretion of provision for site reclamation and closure was reclassified as finance expense.

g)	Taxation

Under IAS 12, Income taxes, deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such a temporary difference. In addition, under IFRS the remeasurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Areas that require significant judgments, estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

a)	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the recovery rate, size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

b)	Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves. Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

c)	Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”).

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

d)	Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future site reclamation and closure provisions is subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

The Company contracted a firm in July 2011 to assist management in the design, implementation and testing of the effectiveness of the disclosure controls and procedures and is in the process of becoming compliant by the end of the 2012 fiscal year. At the end of the quarter, management had commenced the design and implementation phase. Testing is expected to be completed during the third quarter of 2012. Additionally, in recent months the Company has taken steps to improve its controls through the hiring of accounting personnel (new Chief Financial Officer and Vice-President of Finance for the corporate head office); the review and improvement of internal control processes and general controls over information technology; and enhanced financial control over period close processes. The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Timmins Gold Corp., (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Timmins Gold Corp. are being made only in accordance with authorizations of management and directors of Timmins Gold Corp., and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Timmins Gold Corp.’s assets that could have a material effect on the financial statements. The Company is in the process of reviewing the design of the internal controls over financial reporting.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the quarter ended June 30, 2011

FORWARD LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.